brf

1Q22

RESULTS


PERDIGÃO
Banvit
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Legal notice

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A ("BRF") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts resulting from the pandemic caused by COVID-19. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities



FINANCIAL RESULTS | 1Q22

Net Income R$ million	**12,041** 10,592 in 1Q21	Operating Cash Flow R$ million	**(137)** 1,428 in 1Q21
Adjusted EBITDA R$ million	**121** 1,234 in 1Q21	Net Leverage	**2.83x** 2.96[1]x in 1Q21
Net Results[1] R$ million	**(1,546)** 22 in 1Q21	Average Debt Term	**8.6 years** 9.7 years in 1Q21

(1) Continued operations


PERDIGÃO
NABRASA

BUSINESS ENVIRONMENT
BRAZIL

Retail sales below expectations overloaded inventories and supply chaing with impacts on logistics costs and losses.

Industry costs, already at high levels, were further pressured by the effects of the Russia/Ukraine conflict (diesel reaching +48%[1] compared to April 2021 and grains[2] - corn +14% and soybeans +10%).

Actions to adjust supply and prioritize volumes (sales discounts) to **readjust the production chain**, with severe impacts in the quarter.

(1) Source: National Agency of Petroleum, Natural Gas and Biofuels – ANP.. (2) Annual change in the 6-month moving average (October to March) of grain prices. Source: Bloomberg and Cepea/ESALQ.

DECISIONS TO REBALANCE THE CHAIN COMPRESSED MARGINS



R$ MILLION
+828
121
422
406
949
Adjusted 1Q22 EBITDA
Chain Adjustments
Grains Hedge
Proforma 1Q22 EBITDA*

Chain adjustments: Adaptation in production lines, placement reduction and price decrease to normalize inventory levels and logistic costs.

Grains hedge: Given the increment in the inventory cycle, impact on the non-cash accounting recognition of derivatives on the cost of products.

Note: "The above analysis is a mere reference, without characterizing the projection of results or effects on the Company's equity structure. See the 'Legal Notice' at the beginning of this presentation.

BUSINESS PERSPECTIVES 2022
BRAZIL

Volume recovery and. EBITDA margin improvement in the quarter.



BRF volume recovery (Base 100)
100
140
jan/22
feb/22
mar/22
BRF gross profit recovery (Base 100)
100
490
jan/22
feb/22
mar/22

Recovering **chicken and pork price.**



Whole chicken price - JOX (Base 100)¹
100
141
jan/22
fev/22
mar/22
abr/22
Pork carcass price - JOX (Base 100)¹
100
113
jan/22
fev/22
mar/22
abr/22

Beef prices **favor pork and chicken consumption. Increase in production capacity** for affordable categories.



Chicken per capita cosumption² (R$/kg)
41,1
42,1
42,0
42,8
45,3
45,6
48,0
2016
2017
2018
2019
2020
2021
2022*
Pork per capita consumption² (R$/Kg)
14,4
14,7
15,9
15,3
16,0
16,7
17,3
2016
2017
2018
2019
2020
2021
2022*

(1) Source: JOX.| (2) Source: Brazilian Association of Animal Proteins (ABPA) | * Projection



BUSINESS PERSPECTIVES 2022
HALAL

Market Share[1] Sadia 37.2% (+1.3 p.p vs. 1Q21) | Banvit 21.6% (+1.7 p.p vs. 1Q21)

Consistent margin growth, driven by solid value-added strategy.

Adjusted EBITDA margin evolution Halal DDP (R$ million)



9.3%
13.2%
11.5%
12.4%
14.7%
195
278
245
301
391
1Q21
2Q21
3Q21
4Q21
1Q22
Adj. EBITDA
Adjusted EBITDA Margin

Food service recovery and restricted chicken supply in the GCC[3] favor **sharp rise in prices.**

Griller prices (USD/ton)[2] - Base 100



100
125
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22

BRF's value-added portfolio evolution in Halal DDP



17%
19%
18%
20%
24%
1Q21
2Q21
3Q21
4Q21
1Q22

(1) Source: Nielsen. Data until feb/22. (2) Source: SECEX. (3) Gulf Cooperation Council.



BUSINESS PERSPECTIVES 2022
EXPORTS

Avian Influenza in the USA impacting 31 States, representing 63% of the production.

Growing trend in the volume and prices of Brazilian chicken exports.

Chicken export volume - Brazil SECEX (Kton)



403
jan feb mar apr may jun jul aug sep oct nov dec

Chicken breast price – USA (USD/Kg)[1]



+282%
7.49
2.20
Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22

Chicken export price - Brazil SECEX (USD/Kton)



1.856
jan feb mar apr may jun jul aug sep oct nov dec
2020
2021
2022

Chicken breast price – JOX (R$/Kg)[2]



+69%
10,19
6,04
Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22

April[3] preview continues to indicate an increasing trend in chicken volume and price.

(1) Source: Urner Barry | (2) Source: JOX | (3) SECEX: 14 working days apr/22


Qualy
vita
ÔMEGA 6
COM SAL
Qualy
MULTIGRÃOS
6
LIGHT
Qualy
0% lactose
COM SAL
Qualy
aéra
Qualy
Cremosa
COM SAL

CAPITAL STRUCTURE

CAPITAL MANAGEMENT | INDEBTEDNESS REDUCTION POST-FOLLOW-ON AND FINANCIAL STRENGHT IN SPITE OF ADVERSE SCENARIO

NET LEVERAGE



2.68x
2.89x
2.90x
2.73x
2.96x
2.73x
3.06x
3.12x
2.83x
15,589
15,311
14,557
14,152
15,318
14,791
16,682
17,332
12,588
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
5.20
5.48
5.64
5.20
5.70
5.00
5.44
5,58
4,74
USD/BRL (PTAX)
Net debt (R$ million)
Net debt / Adjusted EBITDA 12M

DEBT MATURITY PROFILE (R$ MILLION)



Gross Debt
Other currency (R$): 32%
Hard Currency (R$): 68%
Average Term
1Q22: 8.6 years
1Q21: 9.7 years
12,869
3,000
9,869
2,244
2,461
1,717
1,090
2,986
1,449
765
498
3,770
1,000
3,790
Liquidity
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2050
Cash and Equivalents²
Revolving Credit Facility
Other Currencies
Hard currencies

Debt schedule considers only the principal amount. See total indebtedness, explanatory note 15.

NET DEBT EVOLUTION (R$ MILLION) – R$ 541 MILLION NET DEBT INCREASE AFTER FOLLOW-ON



17,332
5,285
12,047
137
947
590
1,134
12,588
+541 (+4%)
Net Debt 4Q21
Follow on
Proforma net debt without follow-on
Operational Cash Flow
Investment Cash Flow
Net Interest, Financial Cash
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 1Q22
3.12x
2.83x
Net Leverage (net debt/adjusted EBITDA)

PTAX USD/BRL: 4T21 R$ 5,58 e 1T22 R$ 4,74

FREE CASH FLOW STATEMENT (R$ MILLION)



152
289
947
590
-1,674
Compensation for debt reduction due to FX effects.
2,015
-3,691
EBITDA 1Q22
Working Capital
Investment Cash Flow
Net interest and financials – cash effect
Free Cash Flow ex-FX effects
Derivatives and Availabilities
Free Cash Flow 1Q22

FINAL REMARKS



FINAL MESSAGES

First Quarter: volume below what was planned in Brazil, increased costs and non-recurring expenses to adapt the chain brought a negative impact.

2022 Scenario: Brazilian market still challenging, but with ongoing price pass-through. International Market positive in volume and price. Avian Influenza in Northern hemisphere boosts positive trend.

BRF 2022: simplification and resizing plan in process, aiming at greater agility, efficiency and growth with profitability. Focus on recovering 1st quarter results.

Vision 2030: extensive review to suit the scenario and business environment.



Q&A

